No. 70-8529

             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D. C.  20549
              _________________________________

                          Form U-1
             __________________________________

                       Amendment No. 2
                             to
                  APPLICATION - DECLARATION
                            Under
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              _________________________________

Entergy Corporation           Entergy Arkansas, Inc.
639 Loyola Avenue             (formerly Arkansas Power & Light Company)
New Orleans, Louisiana  70113 425 West Capitol Avenue
                              Little Rock, Arkansas  72203

Entergy Services, Inc.        Entergy Louisiana, Inc.
639 Loyola Avenue             (formerly Louisiana Power & Light Company)
New Orleans, Louisiana 70113  639 Loyola Avenue
                              New Orleans, Louisiana  70113

System Fuels, Inc.            Entergy Mississippi, Inc.
350 Pine Street               (formerly Mississippi Power & Light Company)
Beaumont, Texas  77701        P.O. Box 1640
                              Jackson, Mississippi  39205

Entergy Enterprises, Inc.     Entergy New Orleans, Inc.
900 South Shackleford Road    (formerly New Orleans Public Service Inc.)
Little Rock, AR  72211        639 Loyola Avenue
                              New Orleans, Louisiana  70113

Entergy Gulf States, Inc.     System Energy Resources, Inc.
(formerly Gulf States         Echelon One
Utilities, Inc.)              1340 Echelon Parkway
350 Pine Street               Jackson, MS  39201
Beaumont, Texas  77701

Entergy Power, Inc.           Entergy Operations, Inc.
900 South Shackleford Road    1340 Echelon Parkway
Little Rock, Arkansas  72211  Jackson, Mississippi  39213


   (Names of companies filing this statement and addresses
               of principal executive offices)
             __________________________________
                     ENTERGY CORPORATION

           (Name of top registered holding company
           parent of each applicant or declarant)

              _________________________________

                       C. John Wilder
                Executive Vice President and
                  Chief Financial Officer.
                     Entergy Corporation
                      639 Loyola Avenue
                New Orleans, Louisiana  70113

           (Name and address of agent for service)

            _____________________________________

       The Commission is also requested to send copies of communications in connection with this matter to:


Laurence M. Hamric, Esq.       Steven C. McNeal
Mark W. Hoffman, Esq.          Vice President and
Entergy Services, Inc.         Treasurer
639 Loyola Avenue              Entergy Corporation
New Orleans, Louisiana 70113   639 Loyola Avenue
(504) 576-2095                 New Orleans, Louisiana 70113
                               (504)  576-4888

Item 2.   Fees, Commissions and Expenses

          The fees, commissions and expenses expected to be

paid or incurred, directly or indirectly, in connection with the proposed transactions are estimated to be $7,000,

including the filing fee of the Commission of $2,000, and

fees and expenses of counsel to Entergy of approximately

$5,000.

                         SIGNATURES

Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned companies have duly

caused this Statement to be signed on their behalf by the

undersigned thereunto duly authorized.


                    ENTERGY CORPORATION
                    ENTERGY SERVICES, INC.
                    ENTERGY ARKANSAS, INC.
                    ENTERGY GULF STATES, INC.
                    ENTERGY LOUISIANA, INC.
                    ENTERGY MISSISSIPPI, INC.
                    ENTERGY NEW ORLEANS, INC. .
                    ENTERGY POWER, INC.
                    ENTERGY OPERATIONS, INC.
                    SYSTEM ENERGY RESOURCES, INC.
                    SYSTEM FUELS, INC.


                    By:   /s/ Steven C. McNeal
                         Steven C. McNeal
                         Vice President and Treasurer



                    ENTERGY ENTERPRISES, INC.


                    By:   /s/ Michael G. Thompson
                         Michael G. Thompson
                         Senior Vice President-Law and Secretary

Dated:  April 14, 1999